UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of “DAIKO First” Investment Partnership

Tokyo, January 15, 2008 — MU Hands-on Capital Ltd., which is a subsidiary of Mitsubishi UFJ Securities Co.,Ltd. (which is a subsidiary of Mitsubishi UFJ Financial Group, Inc (MUFG)) is going to liquidate “DAIKO First” Investment Partnership (which is a subsidiary of MU Hands-on Capital Ltd.,) by the end of January 2008.

1.	Outline of “DAIKO First” Investment Partnership

(1) Address:	8-16, Nihonbashi-Honcho 4-chome, Chuo-ku, Tokyo, Japan

(2) Representative:	MU Hands-on Capital Ltd. (General Partner)

(3) Investment:	JPY 550 Million

(4) Business:	Investment in private equity

2.	Reason for liquidation

With the expiry of term of the Investment Partnership based on the Investment agreement, final distribution will be paid and liquidation process will be completed by the end of January 2008.

3.	Timing of liquidation

Liquidation is expected to be completed by the end of January 2008.

4.	Impact on MUFG’s business forecast

This event is not expected to have any material effect on MUFG’s previously announced business forecast for the current fiscal year.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651